A2Z Smart Technologies Corp.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the six and three months ended June 30, 2021

(Expressed in U.S. Dollars)

August 30, 2021

The following Management's Discussion and Analysis ("MD&A") for A2Z Smart Technologies Corp ("A2Z" or "the Company") is prepared as of August 30, 2021, and relates to the financial condition and results of operations of the Company for the six months ended June 30, 2021. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the Company's audited consolidated annual financial statements ("Consolidated Financial Statements") for the year ended December 31, 2020, which have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

All amounts are presented in United States dollars ("USD" or "$"), the Company's presentation currency, unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the "Risks and Uncertainties", and "Cautionary Note Regarding Forward-Looking Statements" sections of this document. Readers are cautioned not to put undue reliance on forward-looking statements.

COMPANY OVERVIEW

A2Z SMART TECHNOLOGIES CORP. (the "Company" or "A2ZST") was incorporated on January 15, 2018 under the laws of British Columbia.

The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3. The Company's registered office – together with its records - is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

On August 13, 2021, the Board and TSX-V approved a 1-for-3 reverse stock split, (the "Reverse Split"). Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted.

DESCRIPTION OF BUSINESS

The Company's principal activities are the provision of services in the field of advanced engineering capabilities to the military/security markets as well as development of related products for the civilian and retail markets as detailed below.

The Company continues the development of products for the automotive market. The first product is a system that enables a customer to insert a "capsule" into the fuel tank of a vehicle which suppresses combustibility of any remaining gasoline or gasoline fumes inside the vehicle's gasoline tank in the event of a collision or exposure to heat and/or flames. This eliminates the possibility of a fire erupting as a result of a collision or exposure to heat and/or flames.

The second product under development is a vehicle cover device that will protect automobiles from the elements while the vehicle is not in use.

The Company controls Cust2Mate Ltd, a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The company's primary product is the Cust2Mate system which incorporates a "smart cart" enabling shoppers to checkout automatically without having to unload and reload their purchases. There are two complementary products; one to prevent theft when using traditional shopping carts and another to increase efficiency when picking products to meet online orders. The product aims at enhancing the supermarket shopping experience, enabling shoppers to enjoy significant savings in time and reduce their overall purchase costs.

The Company also provides maintenance services to both external and in-house complex electronic systems and products .

On November 16, 2020, the Company filed an application to have its common shares listed for trading on the Nasdaq Capital Market in the United States, which application is still pending.

BUSINESS DEVELOPMENTS#

Business Developments

On March 4, 2021, the Company announced that it had received a commercial purchase order for its Cust2Mate product from a leading Israeli supermarket chain and announced an expected Cust2Mate pilot project with the largest hypermarket chain in the Middle East.

On March 13, 2021, the Company announced that its military and defense division had received a multi-year service and maintenance contract from the Israel Ministry of Internal Security.

On April 29, 2021, the Company announced that it has signed a manufacturing contract with AVCO Systems Integrations Ltd. ("Avco"), whereby Avco will manufacture A2Z's Cust2mte smart shopping carts.

The Company's previously announced $6 million purchase order with a largest Israeli supermarket chain is proceeding and delivery of the smart carts is expected by the end of 2021. (is this the same order as the March 4 order? If so show it in the first paragraph above)

EQUITY ISSUANCES DURING THE SIX MONTHS ENDED JUNE 30, 2021 AND THROUGH TO THE DATE OF THIS REPORT

a. On June 4, 2021, the Company announced that it had received final TSX Venture Exchange ("TSXV") approval of its two previously announced private placements (collectively, the "Offering"). The Offering resulted in the issuance of an aggregate of 1,305,662 units at a price of CAD$8.16 per Unit, for gross proceeds of CAD$10.65 million. Each Unit comprises of one common share of the Company and one common share purchase warrant. Each Warrant entitles the holder thereof to acquire one additional common share of the Company, at an exercise of CAD$11.04. 221,100 of the Warrants expire on April 14, 2023 and 1,084,562 expire on May 28, 2023. A finder's fee of CAD$578,141 was paid in connection with the Offering.

b. During the six months ended June 30, 2021, the Company issued 95,000 shares in respect of 95,000 warrants that were exercised.

c. During the six months ended June 30, 2021, the Company issued 101,190 shares in respect of 101,190 stock options that were exercised.

DISCUSSIONS OF OPERATIONS

Six months ended June 30, 2021 compared to the six months ended June 30, 2020

Revenues

Revenues for the six months ended June 30, 2021 were $1,920 thousand as compared to $524 thousand for the six months ended June 30, 2020. The increase is due to new contracts signed in the last quarter of 2020 and in the second quarter of 2021.

Cost of revenues

Cost of revenues for the six months ended June 30, 2021, were $744 thousand as compared to $379 thousand for the six months ended June 30, 2020. Our gross margin fluctuates depending on the level of revenue, since a large component relates to fixed payroll costs, and the nature of the project, as some project types have higher margins than others.

Research and development expenses

Research and development expenses were $417 thousand for the six months ended June 30, 2021, as compared to $81 thousand for the six months ended June 30, 2020. The increase in research and development expenses was primarily due activities in connection with the Company's Cust2Mate smart cart and the capsule that can be placed in a fuel tank to prevent gas tank explosions.

Sales and Marketing expenses

Sales and Marketing expenses were $276 thousand for the six months ended June 30, 2021, as compared to $324 thousand for the six months ended June 30, 2020. The decrease in sales and marketing expenses in 2021 relates to the larger spend in 2020 in respect of the launch of the Company's smart cart product in the previous year.

General and administrative expenses

General and administrative expenses were $3,067 thousand for the six months ended June 30, 2021, as compared to $784 thousand for the six months ended June 30, 2020. The increase is primarily due the increase in professional fees, payroll and costs related to running a public company.

Loss on revaluation of warrant liability

Loss on revaluation of warrant liability for the six months ended June 30, 2021, was $31,554 thousand as compared to a gain of $185 for the six months ended June 30, 2020. The loss relates to the increase in the value of the warrant liability as of June 30, 2021, which was subsequently charged to equity as certain warrant holders agreed to change the exercise price of the warrants to the Company's functional currency.

Financial income

Financial income is comprised of income related to the revaluation of a derivative asset.

Financial expenses

Financial expenses for the six months ended June 30, 2021, were $87 thousand as compared to $30 thousand for the six months ended June 30, 2020. Financial expenses comprise interest on loans and leases, and credit card charges.

Three months ended June 30, 2021 compared to the Three months ended June 30, 2020

Revenues

Revenues for the three months ended June 30, 2021 were $1,404 thousand as compared to $233 thousand for the three months ended June 30, 2020. The increase is due to new contracts signed in the second quarter of 2021.

Cost of revenues

Cost of revenues for the three months ended June 30, 2021, were $503 thousand as compared to $187 thousand for the three months ended June 30, 2020. Our gross margin fluctuates depending on the level of revenue, since a large component relates to fixed payroll costs, and the nature of the project, as some project types have higher margins than others.

Research and development expenses

Research and development expenses were $153 thousand for the three months ended June 30, 2021, as compared to $34 thousand for the three months ended June 30, 2020. The increase in research and development expenses was primarily due activities in connection with the Company's Cust2Mate smart cart and the capsule that can be placed in a fuel tank to prevent gas tank explosions.

Sales and Marketing expenses

Sales and Marketing expenses were $133 thousand for the three months ended June 30, 2021, as compared to $74 thousand for the three months ended June 30, 2020. The increase in the sales and marketing expenses relates increased marketing efforts in respect of the Company's Cus2Mate smart cart product.

General and administrative expenses

General and administrative expenses were $1,690 thousand for the three months ended June 30, 2021, as compared to $374 thousand for the three months ended June 30, 2020. The increase is primarily due the increase in professional fees, payroll and costs related to running a public company.

Loss on revaluation of warrant liability

Loss on revaluation of warrant liability for the six months ended June 30, 2021, was $3,451 thousand as compared to a gain of $52 for the three months ended June 30, 2020. The loss relates to increase in the value of the warrant liability as of June 30, 2021, which was subsequently charged to equity as certain warrant holders agreed to change the exercise price to the Company's functional currency.

Financial income

Financial income is comprised of income related to the revaluation of a derivative asset.

Financial expenses

Financial expenses for the three months ended June 30, 2021, were $60 thousand as compared to $11 thousand for the three months ended June 30, 2020. Financial expenses comprise interest on loans and leases, and credit card charges.

REVIEW OF QUARTERLY RESULTS

	30/06/2021		31/03/2021		31/12/2020		30/09/2020	
Total revenue	$	1,404	$	516	$	263	$	281
Net profit (loss) for the period	$	(4,518)	$	(29,594)	$	(4,686)	$	(539)
Basic profit (loss) per share	$	(0.20)	$	(0.45)	$	(0.27)	$	(0.03)

	30/06/2020		31/03/2020		31/12/2019		30/09/2019	
Total revenue	$	233	$	291	$	358	$	232
Net profit (loss) for the period	$	(250)	$	(478)	$	(2,495)	$	(247)
Basic profit (loss) per share	$	(0.03)	$	(0.03)	$	(0.13)	$	(0.03)

The loss per quarter and related net loss per share is a function of the level of activity that took place during the relevant quarter. The increase in the loss during the quarter ended March 31, 2021 relates primarily to the revaluation of the warrant liability resulting from the two private placements that took place during November-December 2020.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a measure of a company's ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of common shares and bank loans.

The Company has an accumulated deficit of $45,744 thousand as of June 30, 2021 ($11,599 thousand as of December 31, 2020), and the Company had negative cash flows from operations of $4,136 thousand for the six months ended June 30, 2021 (negative $829 thousand for the six months ended June 30, 2020).

Working capital

	June 30, 2021	December 31, 2020
Cash and cash equivalents	9,355	5,397
Cash restricted	189	192
Derivative asset	76	-
Inventories	472	19
Trade receivables	1,455	196
Other accounts receivable	508	353
Total current assets	12,055	6,157
Short term loan and current portion of long term loans	227	358
Lease liability	124	21
Trade payables	369	541
Other accounts payable	398	376
Total current liabilities	1,118	1,296
Working capital	10,937	4,861

Cash flow

	Six months ended June 30, 2021	2020
Net cash used in operating activities	(4,211)	(829)
Net cash used in investing activities	(212)	-
Net cash provided (from financing activities	8,441	468
Increase (decrease) in cash	4,018	(361)

Cash position

During the six months ended June 30, 2021 the Company's overall cash position increased by $4,018 as compared to a decrease of $361 thousand for the six months ended June 30, 2020. This increase in can be attributed to the following activities:

Operating activities

The Company's net cash used in operating activities during the six months ended June 30, 2021 was $4,211 thousand as compared to $829 thousand for the six months ended June 30, 2020. The increase in the quarter is due primarily to the increase in loss for the period, offset by loss on revaluation of warrant liability.

Investing activities

Cash used in investing activities for the six months ended June 30, 2021, was $212 as compared to $nil used in investing activities during the six months ended June 30, 2020. The increase is due primarily to the purchase of a vehicle, furniture and equipment.

Financing activities

Cash provided from financing activities for the six months ended June 30, 2021, was $8,441 thousand as compared to $468 thousand provided from financing activities during the six months ended June 30, 2020. The increase in cash was the result of the private placement which closed in June 2021and funds received from the exercise of options.

Capital Resources

As at June 30, 2021, the Company had cash and cash equivalents on hand of $9,355 thousand (December 31, 2020 – $5,397 thousand). Working capital at June 30, 2021 was $10,937 thousand as compared to a $4,861 thousand at December 31, 2020.

Short-term borrowings

Short term borrowing relates to bank loans which will be repaid in over the following 12 months. The Company requires short-term borrowing from time to time to accommodate urgent requests from customers that require an initial outlay of cash by the Company.

Long-term borrowings

Long-term borrowing relates to bank loans which will be repaid after the following 12 months. Currently, the nature of cash requirements by the company can fluctuate greatly from year to year as the company is reliant on a relatively small pool of customers that have shifting needs. As contracts can vary greatly from year to year the Company is sometimes required to take on long term debt.

No History of Dividends

Since incorporation, the Company has not paid any cash or other dividends on its common stock and does not expect to pay such dividends in the foreseeable future.

OFF BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements to which the Company is committed.

TRANSACTIONS WITH RELATED PARTIES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making operating and financial decisions. This would include the Company's senior Management, who are considered to be key Management personnel by the Company.

Parties are also related if they are subject to common control or significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Amounts paid and owing by (to) related parties: (in Thousands of US$)

	As of June 30,	
Name	**2021**	**2020**
Company controlled by the CEO	$ 155	$ (95)
Company controlled by the CFO	7	(3)
Shareholder	-	311

Financial Instruments and Financial Risk Exposure

The Company is exposed to a variety of financial risks, which results from its financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures in these financial risks to limit any negative impact on the Company's financial performance and position.

The Company's financial instruments are its cash, trade and other receivables, payables, other payables and loans. The main purpose of these financial instruments is to raise finance for the Company's operation. The Company actively measures, monitors and manages its financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from the Company's financial instruments are mainly credit risk and currency risk. The risk rate on loans is fixed. The risk management policies employed by the Company to manage these risks are discussed below.

Credit risk:

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls the access to its intellectual property which enables it to ensure the prompt collection of customers' balances. The Company's main financial assets are cash and cash equivalents as well as other receivables and represent the Company's maximum exposure to credit risk in connection with its financial assets.

Wherever possible and commercially practical the Company holds cash with major financial institutions in Israel.

Market risks:

That part of the Company's' business of providing maintenance services of various electronic systems is highly competitive and involves a certain degree of risk. The Company's business operations will depend largely upon the outcome of continued sales and services to security establishments and the commercialization of its products and services currently in development.

The Company's Cust2Mate business is new, and the Company is aware of competitors in the market. In addition to the regular management oversight and skills required, success in this segment will require the Company to penetrate the market as rapidly as possible.

Critical Accounting Policies and Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods.

The functional currency for each of the Company's subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the new Israeli Shekel. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment. The Company's presentation currency is the US Dollar.

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

The useful life of property and equipment

Property and equipment are amortized or depreciated over their useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the amounts charged to the consolidated statement of comprehensive income in specific periods.

Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition using the Binomial model. The Binomial model is based on share price and exercise price and assumptions regarding expected volatility, term of share option, dividend yield and risk-free interest rate.

The change in the fair value of the unsecured convertible loan is based on an estimate determined using the Black-Scholes Model.

Intangible assets

Intangible assets are tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and impairment loss is recognized.

Derivative liability - Warrants

The Company uses the Black-Scholes option-pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company's shares and the expected life of the warrants.

Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by the Black-Scholes option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Management has established processes to provide it with sufficient knowledge to support representations that it has exercised reasonable diligence to ensure that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements, and (ii) the consolidated financial statements fairly present in all material respects the financial position, results of operations and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

1. controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
2. a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with the issuer's GAAP (IFRS).

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CURRENT SHARE DATA

A2Z is authorized to issue an unlimited number of common shares, where each common share provides the holder with one (1) vote. As of the date of this MD&A there were 71,165,203 common shares issued and outstanding and warrants and options outstanding, as follows:

Outstanding as of the date of this report		Date of expiry	Exercise price CAD
1,095,322	Warrants	December 31, 2021	1.14
103,266	Warrants	January 31, 2022	1.95
4,370,153	Warrants	November 10, 2025	2.70
1,366,631	Warrants	December 24, 2025	2.70
100,000	Warrants	December 24, 2025	2.70
221,100	Warrants	April 14, 2023	11.04
1,084,562	Warrants	May 28, 2023	11.04
100,000	Options	January 23, 2023	2.40
580,000	Options	August 20, 2025	1.50
75,000	Options	September 1, 2025	2.25
33,333	Options	January 28, 2025	3.00
116,667	Options	January 28, 2025	3.00
50,000	Options	June 3, 2026	8.40
9,296,035			

RISKS

Dilution

The Company has limited financial resources and has financed its operations primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, resulting in dilution to the Company's existing shareholders.

Capital and Liquidity Risk

The amount of financial resources available to invest for the enhancement of shareholder value is dependent upon the size of the treasury, profitable operations, and a willingness to utilize debt and issue equity. Due to the size of the Company, financial resources are limited and if the Company exceeds growth expectations or finds investment opportunities it may require debt or equity financing. There is no assurance that the Company will be able to obtain additional financial resources that may be required to successfully finance transactions or compete in its markets on favorable commercial terms.

Acquisition and Expansion Risk

The Company intends to expand its operations through organic growth, adaptation of its technology and products to the civilian markets, development of new technologies and depending on certain conditions, by identifying a proposed acquisition.

Dependence on Key Personnel

Loss of certain members of the executive team or key operational leaders of the company could have a disruptive effect on the implementation of the Company's business strategy and the efficient running of day-to-day operations until their replacement is found. Recruiting personnel is time consuming and expensive and the competition for professionals is intense.

The Company may be unable to retain its key employees or attract, assimilate, retain or train other necessary qualified employees, which may restrict its growth potential.

Covid 19

Since January 2020, the Coronavirus outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in business and financial markets. Many countries around the world, including Israel, have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures present concerns that may dramatically affect the Company's ability to conduct its business effectively, including, but not limited to, adverse effect relating to employees' welfare, slowdown and stoppage of manufacturing, commerce, shipping, delivery, work, travel and other activities which are essential and critical for maintaining on-going business activities.

The nature of the Company's work in Israel, is such that it is defined as an essential service industry, and therefore, it is able to continue all of its operations in Israel with little disruption. The Company's research project: Fuel Tank Intelligent Containment System (FTICS) capsule progressed as planned during this time and through to the date of this report. Given the uncertainty around the extent and timing of the future spread or mitigation of COVID-19 and around the imposition or relaxation of protective measures, the Company cannot reasonably estimate the impact to its future results of operations, cash flows or financial condition; infections may become more widespread and the limitation on the ability to work, travel and timely sell and distribute products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other locations, all of which would have a negative impact on the Company's business, financial condition and operating results. In addition, the unknown scale and duration of these developments have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could affect demand for the Company's products and have a material adverse effect on its operations and financial results, earnings, cash flow and financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act. These statements relate to future events or the Company's future performance. All statements, other than statements of historical fact, may be forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward looking terminology such as "anticipates", "plans", "budget", "scheduled", "continue", "estimates", "forecasts", "expect", "is expected", "project", "propose", "potential", "targeting", "intends", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur" or "be achieved" or the negative connotation thereof. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by readers, as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement.

The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth above. Although the Company has attempted to identify important factors that could cause results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that the foregoing lists of factors are not exhaustive. Forward looking statements are made as of the date hereof and accordingly are subject to change after such date. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. The Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

OTHER INFORMATION

Additional information related to the Company, is available for viewing on SEDAR at www.sedar.com.